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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             PrimeEnergy Corporation
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74158E104
                       -----------------------------------
                                 (CUSIP Number)

                             Michael A. Varet, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
  ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 24, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                            SEC 1746 (12-91)

                                                                SCHEDULE 13D

CUSIP No.  74158E104                                     Page 2 of 14 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert de Rothschild
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             7,000

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             ----
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              7,000
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       ----
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           523,361
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*         |X|

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.3
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                SCHEDULE 13D

CUSIP No.  74158E104                                     Page 3 of 14 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Amrace Inc.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware (USA)
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             493,732

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             ----
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              493,732
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       ----
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           493,732
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*         |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                SCHEDULE 13D

CUSIP No.  74158E104                                     Page 4 of 14 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The American Energy Co., Inc.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York (USA)
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             --0--

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             ----
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              --0--
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       ----
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --0--
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*         |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --0--
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                SCHEDULE 13D

CUSIP No.  74158E104                                     Page 5 of 14 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    A. Stanley Gluck
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             ----

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             22,629
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              ----
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       22,629
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           22,629
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*         |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --0--
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN   OO
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                SCHEDULE 13D

CUSIP No.  74158E104                                     Page 6 of 14 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael A. Varet
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             ----

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             22,629
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              ----
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       22,629
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           22,629
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*         |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --0--
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN OO
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer.

      This Schedule 13-D relates to the Common Stock ($.10 par value) of PrimeEnergy Corporation ("PEC"). PEC's principal office is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2.  Identity and Background.

      This Schedule is being filed on behalf of the group of PEC Common Stock holders that consists of (i) Amrace Inc., (ii) Robert de Rothschild and (iii) a trust of which Mr. de Rothschild is the current income beneficiary and Messrs. A. Stanley Gluck and Michael A. Varet are the trustees. Each of the corporation identified in clause (i), and the trust referred to in clause (iii), disclaims beneficial ownership, and power to vote or dispose of, securities the ownership of which is reported on by any of the other reporting persons or by Mr. de Rothschild.

Name and
Business                                             Criminal    Legal
Address                     Citizenship  Occupation  Conviction** Proceedings***
--------                    -----------  ----------  ----------   -----------

Amrace Inc. ("Amrace")        Delaware    Holding        No          No
1013 Centre Road                          Company
Wilmington, Delaware
19805-1297

Robert de Rothschild          France      Investor       No          No
51st Floor
1251 Avenue of the Americas
New York, New York 10020

A. Stanley Gluck*             U.S.A.      Executive      No          No
New Court Services Inc.
1251 Avenue of the Americas
New York, New York 10020

Michael A. Varet*             U.S.A.      Lawyer         No          No
29th Floor
1251 Avenue of the Americas
New York, New York 10020

____________________________

*     As co-trustee of a trust for the benefit of Robert de Rothschild.

** Response in this column indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

*** Response in this column indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           The following information is furnished with respect to those reporting persons which are corporations:

2.1  Amrace Inc.

      2.1.1  Directors

           2.1.1(a)  A. Stanley Gluck

                Business Address:

                c/o New Court Services Inc.
                1251 Avenue of the Americas
                51st Floor
                New York, New York  10020

                Principal Occupation:

                President
                New Court Services Inc.
                1251 Avenue of the Americas
                51st Floor
                New York, New York 10020

                Ownership of PEC
                Securities:    See cover sheet for A. Stanley Gluck

                Citizenship:   U.S.A.


           2.1.1(b)  Michael A. Varet

                Business Address:

                c/o Piper & Marbury L.L.P.
                1251 Avenue of the Americas
                New York, New York 10020

                Principal occupation:

                Lawyer
                Piper & Marbury L.L.P.
                1251 Avenue of the Americas
                New York, New York 10020

                Ownership of PEC
                Securities:    See cover sheet for Michael A. Varet

                Citizenship    U.S.A.


      2.1.2  Executive Officers

           2.1.2(a)  A. Stanley Gluck - President (See 2.1.1(a) above)


           2.1.2(b) Michael A. Varet - Vice President (See 2.1.1 (b) above)


      2.1.3  Control Person

                Robert de Rothschild

                Business Address:

                51st Floor
                1251 Avenue of the Americas
                New York, New York 10020

                Principal Occupation:  Private Investor

                Ownership of PEC
                Securities:    See cover sheet for Robert de Rothschild

                Citizenship:   France

     Other Matters. None of Messrs. de Rothschild, Gluck, or Varet has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Funds.

      All PEC Common Stock owned by the Reporting Persons was acquired by purchase utilizing, in the case of Robert de Rothschild his personal funds; in the case of the previously mentioned trust of which Messrs. Gluck and Varet are co-trustees, funds constituting the principal of the trust; and, in the case of Amrace, working capital, except that 293,732 shares of PEC Common Stock now owned by Amrace were acquired by Amrace as the result of a statutory merger between Amrace and The American Energy Co., Inc., a New York corporation ("AEC"), effective November 24, 1997, pursuant to which AEC was merged with and into Amrace with Amrace as the surviving corporation. The 293,732 shares of PEC Common Stock so acquired by Amrace from AEC were originally acquired by AEC as a distribution from a joint venture in which it was a participant. No borrowed funds have been used by any of the Reporting Persons to acquire PEC Common Stock.

Item 4.  Purpose of Transaction.

      The purpose of the Reporting Persons in acquiring the PEC Common Stock is to hold the stock for investment. Although the Reporting Persons may develop other plans or proposals in the future, at present they have no plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e)  Any  material  change  in  the  present   capitalization   or
dividend policy of the issuer;

      (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

                 Shares         Shares         Total          Total
                 with Sole      with Shared    Number         Percent
Name of          Voting and     Voting and     of             of
Reporting        Dispositive    Dispositive    Shares         Class
Person           Power          Power          Owned          Owned*

Amrace           493,732         --            493,732         10.68

Robert de
Rothschild         7,000         --            523,361**       11.32

A. Stanley***
Gluck, as Trustee    --         22,629   )
                                         )
                                         )
Michael A.***                            )
Varet, as Trustee    --         22,629   )      22,629****      0.49


      None of the Reporting Persons have engaged in any transactions in PEC Common Stock in the past sixty days, except that on September 23, 1997, Mr. de Rothschild sold 7,000 shares of PEC Common Stock to PEC in a private transaction for $9.50 per share, or an aggregate consideration of $66,500. The filing of this Amendment No. 2 to
Schedule 13D is necessitated solely by the fact that on November 24, 1997, AEC was merged with and into Amrace, with Amrace as the surviving corporation. As a result of the merger, AEC ceased to exist as a separate corporation and the 293,732 shares of PEC Common Stock owned by AEC immediately prior to the merger became the property of Amrace.

__________________________

* Based upon 4,621,309 shares of PEC Common Stock issued and outstanding on November 12, 1997, as advised by PEC.

** Includes 493,732 shares of PEC Common Stock owned of record by Amrace and 22,629 shares of PEC Common Stock owned of record by a trust for Mr. de Rothschild's benefit.

***   Disclaims beneficial ownership of the reported shares.

**** Alfred Hartmann who was reported on the original Schedule 13D as a co-trustee with Messrs. Gluck and Varet has resigned and no longer serves as a co-trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements or understandings among the Reporting Persons listed in Item 2 either among themselves or with other persons with respect to any securities of the issuer. The following relationships exist among such persons: Messrs. Gluck and Varet are co-trustees of a trust for Mr. de Rothschild's benefit which owns (a) PEC Common Stock and (b) 33-1/3 percent of the outstanding stock of Amrace, the balance of which stock is owned by Mr. de
Rothschild. Prior to the merger of Amrace and AEC, the shares of outstanding stock of AEC were owned 33-1/3 percent by such trust and the balance was owned by Mr. de Rothschild. Mr. Gluck is employed by a subsidiary of a company in which Mr. de Rothschild and members of his family have an indirect interest. Because of such relationships the Reporting Persons may be deemed to constitute a group.


Item 7.      Material to be Filed as Exhibits.

      None.

                               Signature

      After reasonable inquiry and to the best of our knowledge and belief, the members of the group on behalf of which this Report is filed certify that the information set forth in this statement is true, complete and correct.



Dated:  November 24, 1997      AMRACE INC.

                               By  /s/ A. Stanley Gluck
                                   A. Stanley Gluck, President


                               THE AMERICAN ENERGY CO., INC.

                               By  /s/ A. Stanley Gluck
                                   A. Stanley Gluck, President


                               /s/ A. Stanley Gluck
                                   Robert de Rothschild,
                                   By  A. Stanley Gluck, Attorney-in-Fact


                               /s/ A. Stanley Gluck
                               A. Stanley Gluck


                               /s/ Michael A. Varet
                               Michael A. Varet